Filed Pursuant to Rule 424(b)(3)

Registration No. 333-256598

STRATEGIC STORAGE TRUST VI, INC.

SUPPLEMENT NO. 1 DATED APRIL 19, 2023

TO THE PROSPECTUS DATED APRIL 18, 2023

This document supplements, and should be read in conjunction with, the prospectus of Strategic Storage Trust VI, Inc. dated April 18, 2023. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

•
the status of our public offering;
•
an update regarding our debt; and
•
an update to our risk factors.

Our Offering

Pursuant to our private offering, which terminated on March 17, 2022, we sold approximately $100.7 million in Class P shares, or approximately 10.6 million Class P shares. On March 17, 2022, our public offering was declared effective. As of April 14, 2023, we had sold approximately 2.1 million Class A shares, 3.7 million Class T shares, and 0.4 million Class W shares for gross offering proceeds of approximately $62.3 million in our public offering. As of April 14, 2023, approximately $1.0 billion in shares remained available for sale in our public offering, including shares available pursuant to our distribution reinvestment plan.

Update Regarding our Debt

The “Our Self Storage Properties—Our Debt—Huntington Credit Facility” section of our prospectus is hereby removed and replaced with the following:

Huntington Credit Facility

On November 30, 2021, we, through three special purpose entities (collectively, the “Initial Borrower”) wholly owned by our operating partnership, entered into a credit agreement (the “Huntington Credit Agreement”) with Huntington National Bank (“Huntington”), as administrative agent and sole lead arranger. Under the terms of the Huntington Credit Agreement, the Initial Borrower had an initial maximum borrowing capacity of $50 million (the “Huntington Credit Facility”). Additionally, certain financial requirements with respect to both the Initial Borrower and the “Pool” of “Mortgaged Properties” (as each term is defined in the Huntington Credit Agreement) had to be satisfied prior to making any drawdowns on the Huntington Credit Facility in accordance with the Huntington Credit Agreement. At close, we borrowed approximately $22.4 million on the Huntington Credit Facility, secured by a first mortgage deed of trust on the Surprise Property, Phoenix Property, and Phoenix II Property.

On December 30, 2021, in connection with the acquisitions of the Bradenton Property and the Apopka Property, we borrowed an additional $14.7 million pursuant to the Huntington Credit Facility, and the Bradenton Property and Apopka Property were added as security for the Huntington Credit Facility. On April 26, 2022, we borrowed an additional $12.9 million pursuant to the Huntington Credit Facility, and the Vancouver Property was added as security for the Huntington Credit Facility. On May 17, 2022, in connection with the acquisition of the

Chandler Property, we entered into an amendment and joinder to the Huntington Credit Agreement to increase the maximum borrowing capacity to a total of $100.0 million and borrowed an additional $14.5 million pursuant to the Huntington Credit Facility, and the Chandler Property was added as security for the Huntington Credit Facility. On May 26, 2022, we borrowed approximately $30.6 million on the Huntington Credit Facility, secured by a first mortgage deed of trust on the Levittown Property, Newark Property, and Portland Property. On April 13, 2023, we entered into an amendment and joinder to the Huntington Credit Agreement to: (i) increase the borrowing capacity up to approximately $107.6 million; (ii) extend the maturity date by one-year until November 30, 2025; (iii) add two additional special purpose entities as borrowers under the Huntington Credit Facility (the “Additional Borrowers” and together with the Initial Borrower, the “Borrower”); and (iv) modify certain other covenants. In connection with such amendment and joinder, we, through the Additional Borrowers, added the properties owned by the Additional Borrowers to the Huntington Credit Facility and drew approximately $12.5 million of capacity.

The amounts outstanding under the Huntington Credit Facility bear a floating rate equal to the Secured Overnight Financing Rate (“SOFR”) plus 2.61%, adjusted monthly, with a floor of 3.25%. On April 12, 2023, we entered into an interest rate swap agreement with a notional amount of $60.0 million, whereby SOFR is fixed at 4.01% through the maturity of the Huntington Credit Facility. On April 13, 2023, we entered into an interest rate cap agreement with a notional amount of $47.6 million, whereby SOFR is capped at 2.6% through the maturity of the Huntington Credit Facility. As of April 14, 2023, the effective interest rate on the Huntington Credit Facility was 6.00%.

As of April 14, 2023, the total amount outstanding under the Huntington Credit Facility was approximately $107.6 million. Payments due under the Huntington Credit Facility are interest only until the maturity date of November 30, 2025. Subject to certain conditions, the borrower may exercise two one year extension options for a fee. The Huntington Credit Facility may be prepaid in whole or in part, without penalty or premium, at any time, subject to certain conditions as set forth in the Huntington Credit Agreement.

Update to Our Risk Factors

The risk factor captioned “If we breach covenants under our loans, we could be held in default under such loans, which could accelerate our repayment date and materially adversely affect the value of our stockholders’ investment in us” under the “Risk Factors— Risks Associated with Debt Financing” section of our prospectus is hereby removed and replaced with the following:

If we breach covenants under our loans, we could be held in default under such loans, which could accelerate our repayment date and materially adversely affect the value of our stockholders’ investment in us.

On January 31, 2023, we entered into a loan agreement (the “National Bank of Canada North York Loan Agreement”) with National Bank of Canada (“National Bank of Canada”) in the amount of CAD $25.0 million (the “National Bank of Canada — North York Loan”); on December 20, 2022, we entered into a loan agreement (the “National Bank of Canada Cambridge Loan Agreement”) with National Bank of Canada in the amount of CAD $15.5 million (the “National Bank of Canada — Cambridge Loan”); on September 20, 2022, we entered into a loan agreement (the “National Bank of Canada Burlington Loan Agreement”) with National Bank of Canada in the amount of CAD $16.5 million (the “National Bank of Canada — Burlington Loan”); on December 30, 2021, we entered into a mezzanine loan agreement (the “Mezzanine Loan Agreement”) with SmartStop OP, L.P., an affiliate of our Sponsor (“SmartStop OP”), as modified for up to $55 million; on November 30, 2021, we entered into a credit agreement (the “Credit Agreement”) with Huntington Bank (“Huntington”) which has a maximum borrowing capacity of $107.6 million (as amended, the “Huntington Credit Facility”); and on July 8, 2021, we entered into a loan agreement (the “Skymar Loan Agreement”) with Skymar Capital Corporation (“Skymar”) in the amount of $4.8 million (the “Skymar Loan”). The National Bank of Canada — North York Loan is secured by a deed of trust on our North York Property; the National Bank of Canada — Cambridge Loan is secured by a deed of trust on our Cambridge Property; the National Bank of Canada — Burlington Loan is secured by a deed of trust on our Burlington Property; the Mezzanine Loan is secured by a pledge of the equity interests in four indirect, wholly-owned subsidiaries of our operating partnership; the Huntington Credit Facility is secured by a deed of trust on twelve of our properties; and the Skymar Loan is secured by a deed of trust on our Las Vegas Property. Each loan imposes a number of affirmative, negative and, in some cases, financial covenant requirements on us. If we should breach certain of those covenant requirements or otherwise default on these loans, the lenders could accelerate our repayment dates. If we do not have sufficient cash to repay these loans at the time of a default, the lenders could foreclose on the properties securing the respective loans. Such foreclosure could result in a material loss for us and would adversely affect the value of our stockholders’ investment in us.